SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CELULAR CRT PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ/MF No. 03.010.016/0001-73
Common shares ISIN code BRCRTPACNOR3
Preferred shares ISIN code BRCRTPACNPA6

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ/MF No. 02.558.144/0001-93
Common shares ISIN code BRTLCPACNOR6
Preferred shares ISIN code BRTLCPACNPR3

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ/MF n.º 02.558.129/0001-45
Common shares ISIN code BRTSEPACNOR7
Preferred shares ISIN code BRTSEPACNPR4

BES INVESTIMENTO DO BRASIL S.A. - BANCO DE INVESTIMENTO

Intermediary Institution
on account and behalf of

BRASILCEL N.V.
Offeror

In regard to the Edital of Tender Offer to acquire shares issued by Celular CRT Participações S.A., Tele Leste Celular Participações S.A. and Tele Sudeste Celular Participações S.A. (jointly referred to as the "Companies"), published on September 1 st , 2004 (" Edital "), Brasilcel N.V. ("Brasilcel" or the "Offeror") and the Intermediary Institution clarify that:

The obligation of Brasilcel to acquire the shares issued by the Companies, under the terms of the Edital , shall be complied with directly by Brasilcel, or through its subsidiary AVISTA PARTICIPAÇÕES LTDA., a limited liability company with its head office located in the City of São Paulo, State of São Paulo, at Rua da Consolação, No. 247, 6 th floor, room 57F, enrolled with the Brazilian Taxpayers' List under No. 06.226.345/0001-44.

Nevertheless, Brasilcel remains responsible for all the obligation resulting from the Edital .

The Offeror and the Intermediary Institution also clarify that all the terms and conditions of the Edital remain unchanged.

BRASILCEL N.V.
OFFEROR

AVISTA PARTICIPAÇÕES LTDA.

BES INVESTIMENTO DO BRASIL S.A. - BANCO DE INVESTIMENTO
INTERMEDIARY INSTITUTION

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.